Exhibit 99.3

USER GUIDE – VIRTUAL MEETING – HYBRID
PLEASE READ CAREFULLY

LUMI

To start

This year, the meeting will take place in-person and virtually. You will be able to participate in-person and online using your smartphone, tablet or computer.

Both online and in-person, you will be able to ask the Board questions and submit your votes in real time. A live webcast of the meeting, will be provided for those joining virtually.

You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Information Form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote or ask questions during the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

To participate in person

On arrival at the Meeting, all shareholders and appointees entitled to vote will be required to register. To vote, you can sign-in with your own personal device at the registration desk. If you do not wish to use your personal device, other means of voting can be provided. If you have already voted by proxy, you will still be able to vote at the Meeting, and your vote on the day of the Meeting will replace your vote by proxy.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

web.lumiagm.com/410432572

You will need the following information to log in:

Meeting ID	Password
410-432-572	b2gold2024

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.


LUMI
I have a login
I am a guest
Support

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.


LUMI
Username
Password
LOGIN

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Questions Once voting has opened, the voting tab will appear. To ask a question, select the messaging tab. Type The resolutions and voting choices will be displayed your question within the box at the top of the screen in that tab. and click the send arrow. To vote, select one of Questions sent via the Lumi AGM online platform will the voting options. be moderated before being sent to the Chair. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.